UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | REVIEWED INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2019**

Sasol Limited (Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Short-form announcement

Reviewed interim financial results for the six months ended 31 December 2019

Earnings performance

We delivered a satisfactory set of business results for the six months ended 31 December 2019,
with increased volumes while cost and working capital tracked our internal targets contributing to
the balance sheet covenant levels being maintained within market guidance. The financial results
were impacted mostly by a weak macroeconomic environment, which resulted in lower margins,
and the LCCP being in a ramp-up phase.

Earnings decreased by 72% to R4,5 billion compared to the prior period. This resulted from a 9%
decrease in the rand per barrel price of Brent crude oil, softer global chemical prices and refining
margins, lower productivity at our Mining operations and a negative contribution from the LCCP.
Our gross margin percentage decreased by 2% compared to the prior period driven by a softer
macroeconomic environment negatively impacting supply-demand dynamics especially in our
chemicals businesses. We anticipate softer chemical prices over the next 12 to 24 months and
expect structural recovery over the medium to long-term. Our Energy business was impacted by
lower crude oil prices as well as lower refining margins due to weaker demand.

As the LCCP units progress through the sequential beneficial operation schedule, our revenues
do not yet match the costs expensed. We do expect that for the second half of FY20 revenue
will match the costs expensed better and that the LCCP will generate positive earnings before
interest, tax, depreciation and amortisation (EBITDA). The LCCP negatively impacted earnings by
R2,8 billion (EBITDA of R1,1 billion and R1,7 billion in additional depreciation charges). Earnings
were further impacted by approximately R2,0 billion in finance charges for the period as the LCCP
units reach beneficial operation.

As a result of the aforementioned factors our key financial metrics were impacted as follows:

- Earnings before interest and tax (EBIT) decreased by 53% to R9,9 billion compared to the prior period;
- Adjusted EBITDA(1) declined by 27% from R26,8 billion in the prior period to R19,6 billion;
- Basic earnings per share (EPS) decreased by 73% to R6,56 per share compared to the prior period;
- Headline earnings per share (HEPS) decreased by 74% to R5,94 per share compared to the prior period; and
- Core headline earnings per share(2) (CHEPS) decreased by 57% to R9,20 compared to the prior period.

Key metrics	Half year 31 Dec 19	Half year 31 Dec 18	Change %
EBIT (R million)	9 853	20 791	(53)
Adjusted EBITDA(1) (R million)	19 595	26 791	(27)
Headline earnings (R million)	3 670	14 324	(74)
Basic earnings per share (Rand)	6,56	23,92	(73)
Headline earnings per share (Rand)	5,94	23,25	(74)
Core headline earnings per share(2) (Rand)	9,20	21,45	(57)
Dividend per share (Rand)			
– Interim (Rand)	0,0	5,90	(100)

(1)   Adjusted EBITDA is calculated by adjusting EBIT for depreciation and amortisation, share-based payments, remeasurement
         items, movement in environmental provisions due to discount rate changes, unrealised translation gains and losses, and
         unrealised gains and losses on Group hedging activities. We believe Adjusted EBITDA is a useful measure of the Group's
         underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly
         titled measures reported by other companies. Adjusted EBITDA constitutes pro forma financial information in terms of the
         JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial
         information as set out in the full set of reviewed interim financial results.

(2)   Core HEPS is calculated by adjusting headline earnings per share with certain once-off items (provision for tax litigation
         matters and LCCP cash fixed cost with limited corresponding gross margin), period close adjustments and depreciation
         and amortisation of capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up,
         and share-based payments on implementation of B-BBEE transactions. Period close adjustments include translation gains
         and losses arising from translation of monetary assets and liabilities into functional currency and realised and unrealised
         net gains on Group hedging activities at period end in order to remove volatility from earnings from period to period. Core
         HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in
         conjunction with the basis of preparation and pro forma financial information notes as set out in the full set of reviewed
         interim financial results.

Net asset value	Half year 31 Dec 19	Half year 31 Dec 18	Change %
Total assets (R million)	486 345	472 461	3
Total liabilities (R million)	257 699	230 223	12
Total equity (R million)	228 646	242 238	(6)

Turnover (R million)				EBIT (R million)	
Half year 31 Dec 18	Half year 31 Dec 19			Half year 31 Dec 19	Half year 31 Dec 18
9 906	10 348	Mining		1 374	2 661
		Exploration and Production			
2 678	2 635	International		1 023	764
43 623	41 206	Energy		6 743	9 565
23 011	24 642	Base Chemicals		(1 488)	3 076
34 769	32 933	Performance Chemicals		1 294	3 599
26	–	Group Functions		907	1 126
114 013	111 764	Group performance		9 853	20 791
(11 069)	(12 594)	Intersegmental turnover			
102 944	99 170	External turnover			

Balance sheet management

Our gearing increased from 56,3% at 30 June 2019 to 64,5% which is at the upper end of our previous market guidance of 55% to 65%. The main reasons for the increase in gearing are the adoption of the IFRS 16 'Leases' accounting standard (4% increase) and the net earnings impact of the LCCP being in a ramp-up phase. Consistent with our long-term commitment to maintain our investment grade credit rating, we continue to actively manage the balance sheet with the objective of maintaining a healthy liquidity position and a balanced debt maturity profile.

Cash generated by operating activities decreased by 21% to R19,6 billion compared to R24,8 billion in the prior period. This was largely due to the softer macroeconomic environment and losses attributable to the LCCP. The decrease was partially negated by another strong working capital and cost performance from the foundation business. Working capital decreased by R433 million during the period mainly as a result of focused management actions.

Our net cash on hand position decreased from R15,8 billion as at 30 June 2019 to R12,7 billion.

Actual capital expenditure, including accruals, amounted to R21 billion. This includes R10 billion (US$0,7 billion) relating to the LCCP and is in line with our internal targets. In line with our financial risk management framework, we continue to make good progress with hedging our currency and ethane exposure. For further details of our open hedge positions we refer you to our Analyst Book (www.sasol.com).

Dividend

After careful consideration of our current leverage and the volatility in the macroeconomic environment, the Board of directors (Board) decided to pass the interim dividend to protect and strengthen our balance sheet. This is a decision that was not taken lightly as we remain committed to delivering shareholder value, however, given the current position of our balance sheet, the Board made this decision in the long-term interest of our shareholders. We continue to ensure that we deliver the key elements of our strategy, particularly the completion of the LCCP.

Update on the Lake Charles Chemicals Project (LCCP)

Ongoing focus as we ramp up plants to beneficial operation

At the LCCP, we maintain our focus on safely improving productivity in the field and bringing the plants into beneficial operation. The project continued with its exceptional safety record with a recordable case rate (RCR) of 0,10.

At the end of December 2019, engineering and procurement activities were substantially complete and construction progress was at 98%, with overall project completion at 99%.

The investigation into the incident which occurred at the LDPE unit in January 2020 is complete. The root cause analysis determined that a piping support structure, within the LDPE emergency vent system, failed during commissioning causing a pipe to dislodge. No major equipment was damaged, and the incident was isolated. Remediation has commenced, however, the replacement of the high pressure piping material components have long lead times. We expect beneficial operation of the LDPE unit to be delayed to the second half of calendar year 2020. Parallel commissioning activities on the remainder of the LDPE unit continue during remediation and every effort will be made to expedite the restoration project. The overall LCCP cost estimate is tracking US$12,8 billion, within our previous guidance of US$12,6 billion to US$12,9 billion, and our EBITDA estimate of US$50 million to US$100 million for FY20 remains.

During the time of the delay in the LDPE unit startup, the ethylene produced by the cracker and destined for the unit is sold externally. All previously commissioned units were unaffected and are operating to plan.

The ETO unit, the fourth of seven units, achieved beneficial operation on 30 January 2020. The unit has a nameplate capacity of 100 kilo tons (kt) per year, forms part of our ethylene oxide value chain and adds to the capacity of our Performance Chemicals product volumes already produced and sold on both a regional and global scale. The ETO unit follows the linear low-density polyethylene (LLDPE), world-scale ethane cracker and ethylene oxide/ethylene glycol (EO/EG) facilities, which all reached beneficial operation last year and are operating to plan. This provides additional flexibility to our ethylene oxide value chain and will enable us to divert some volume away from the mono-ethylene glycol (MEG) product line and support increased margins. As previously communicated, we still expect the Ziegler and Guerbet plants to achieve beneficial operation in the last quarter of FY20.

The ethane cracker is ramping up following the successful replacement of the acetylene reactor catalyst in December 2019. The plant is expected to operate according to plan for the remainder of the year. The LLDPE plant and the EO value chain are ramping up to plan with our learnings to be carried over to the LDPE ramp-up.

The LCCP remains a world-scale, first quartile feedstock-advantaged plant, highly integrated across a diverse product slate with high margin products and world class logistics and infrastructure.

The short-term market outlook for ethane and product pricing remains volatile and estimates will be updated periodically. We expect EBITDA in the range of US$600 million to US$750 million for FY21.

Board activities

We have strengthened our LCCP control environment, which includes a detailed remediation plan with specific focus on culture, processes and governance which is being monitored within the project, operations and functional teams.

Change in Directors and Company Secretary

The following changes to the Board and the Company Secretary of the Company occurred after the publication of the Company's Audited Financial Results on 28 October 2019:

- Mr SA Nkosi became Chairman on 27 November 2019;
- Dr MSV Gantsho and Mr MJN Njeke retired as Non-executive Directors on 27 November 2019;
- Mr S Westwell became Lead Independent Director on 27 November 2019;
- Mr B Nqwababa and Mr SR Cornell resigned as Joint Presidents and Chief Executive Officers and as Executive Directors with effect from 1 November 2019;
- Mr FR Grobler was appointed as President and Chief Executive Officer and as Executive Director with effect from 1 November 2019;
- Mr VD Kahla was appointed as Executive Director with effect from 1 November 2019. He resigned as Company Secretary with effect from 1 November 2019; and
- Ms MML Mokoka was appointed as Acting Company Secretary on 1 November 2019 and as Company Secretary with effect from 21 November 2019.

Short-form statement

This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been reviewed and reported on by Sasol Limited's external auditors. Financial figures in this announcement have been correctly extracted from the reviewed interim financial results. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on 21 February 2020, via the JSE link. The full announcement and the HY20 interim financial results will be available on the Company's website at https://www.sasol.com/investor- centre/reporting/interim-financial-results-2020.

Copies of the full announcement may also be requested from the office of the Chief Investor Relations Officer, investor.relations@sasol.com or +27 10 344 9280, alternatively collected from the Group's registered office, Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2090 at no charge, weekdays during office hours.

The JSE link is as follows: https://senspdf.jse.co.za/documents/2020/JSE/ISSE/SOL/HY20Result.pdf.

The Chief Executive Officer will host a conference call and webcast at 15h00 (SA) to discuss the results and give an update on other business activities.

Conference call details:

Monday, 24 February 2020	Time	Dial-in numbers	Replay numbers
South Africa	15:00	+27 11 535 3600	+27 10 500 4108
United Kingdom	13:00	+44 (0) 333 300 1418	+44 (0) 203 608 8021
United States (ET)	08:00	+1 508 924 4326	+1 412 317 0088
Other countries		+27 11 535 3600	+27 10 500 4108
Passcode:			30696

Webcast and replay link:

https://www.corpcam.com/SasolResultsCall24022020

SENS issue: 21 February 2020

Sponsor: Merrill Lynch South Africa (Pty) Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward- looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward- looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl - barrel, bscf - billion standard cubic feet, mmscf -million standard cubic feet, oil references brent crude, mmboe - million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Johannesburg
February 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2020

By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary